Exhibit 99.2

Lumenis Ltd. Announces Senior Leadership Appointments Strengthening the Company’s Strategic Businesses

Dale Koop will take up position of Sr. Vice President and General Manager of the Lumenis’ Aesthetic Business on October 21st 2007.

Yokneam, Israel, October 15th 2007 – Lumenis Ltd., a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, ophthalmic, dental and veterinary applications, announced the appointment of Dale Koop, as Senior Vice President and General Manager of the Lumenis Aesthetic Business Unit, effective October 21st 2007.

“After an extensive search for the right person to head our Aesthetic Business, we determined Dale Koop to be an outstanding candidate. He brings to Lumenis over 20 years of management experience in the medical aesthetic laser sector,” said Mr. Dov Ofer, CEO of Lumenis.

Prior to joining Lumenis Dale Koop held the role of General Manager at Sciton. His previous experience includes roles as Vice President of Research and Development at the Industrial Laser Division of Siemens, Business Development Manager at Coherent Medical where he started Coherent’s Aesthetic Business Unit and their market for laser skin resurfacing, CEO of Lightwave Electronics, and President at CoolTouch Corp where he launched their business for non-ablative skin rejuvenation. Mr. Koop holds a PhD in Physics from Caltech, and BS degrees in both Biology and Physics.

This nomination is the latest in a series of senior appointments at Lumenis, and reconfirms the company’s commitment to growing its business with a world class executive management team to lead its efforts. Dale Koop joins Lloyd Diamond, Senior Vice President & General Manager of the Surgical Business Unit, and Jake Vander Zanden, Senior Vice President & General Manager of the Ophthalmic Business Unit, who were appointed earlier in the year, to execute the company’s growth and leadership positions in the markets the company serves.

“We have an exceptional and experienced management team with versatile skills and strengths. This team will lead the growth of our business through product innovation and first class customer service. I am very proud that Lumenis is attracting the best talent in the business”, stated Mr. Dov Ofer, CEO of Lumenis.

About Lumenis Ltd.
Lumenis Ltd. is a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, ophthalmic, dental and veterinary applications. The Company offers a wide range of products along with extensive product support systems including training, education and service. Lumenis Ltd. invests heavily in research and development to maintain and enhance its leading industry position. The Company holds numerous patents worldwide on its technologies. For more information about Lumenis Ltd. and its products, log onto: http://www.lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com